September 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jeffrey Riedler

Bryan Pitko

Rose Zukin

Re:	Apricus Biosciences, Inc.

Registration Statements on Form S-3

Filed July 16, 2012

File No. 333-182703

Ladies and Gentlemen:

Set forth below is the response of Apricus Biosciences, Inc., a Nevada corporation (the “Company”), to the comment letter, dated July 24, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-3 (File No. 333-182703) (the “Registration Statement”). The Registration Statement was filed with the Commission on July 16, 2012.

For reference purposes, the Staff’s comments as reflected in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

1.	We note that you filed a Form 8-K on July 13, 2012 disclosing the completion of the transaction contemplated by the Contribution Agreement between the company, Finesco, Scomedica, and certain shareholders of Finesco. You indicate in this Form 8-K that the financial statements required by Item 9.01(a) of Form 8-K will be filed by amendment within 71 days.

It appears that the acquisition represents greater than 50 percent significance to the registrant because the total purchase price of the acquired business is greater than 50 percent of your total assets. As the acquisition exceeds the 50 percent significance level and the financial statements of the acquired business have not yet been filed, please be advised that we will not be in a position to take the Form S-3 effective until the financial statements required by Item 9.01(a) of Form 8-K have been provided in an amended Form 8-K. Refer to rule 3-05 of Regulation S-X. If you disagree, please provide your analysis as to why the acquisition does not exceed any of the conditions, as specified in rule 1-02(w) of Regulation S-X, at more than a 50% level.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, the Company hereby informs the Staff that the amendment to the July 13, 2012 Form 8-K was filed with the financial statements required by Rule 3-05 of Regulation S-X on September 27, 2012.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call the undersigned at (858) 222-8041 or Ryan Murr at (415) 315-6300.

Sincerely,

/s/ Randy J. Berholtz

Randy J. Berholtz
Executive Vice President, General Counsel & Secretary

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)